Filed by Celgene Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Abraxis BioScience, Inc.
Commission File No.: 001-33657
The following document represents a memorandum that was distributed to employees of Abraxis BioScience, Inc. (“Abraxis”) relating to the availability of Celgene Corporation 401(k) Plan to eligible Abraxis employees upon the consummation of the acquisition of Abraxis (the “Merger”) by Celgene Corporation (“Celgene”).
Forward-Looking Statements
This material contains certain forward-looking statements (included herein or incorporated herein by reference) that involve known and unknown risks, delays, uncertainties and other factors not under Celgene’s control. Celgene’s actual results, performance or achievements could be materially different from those projected by these forward-looking statements. The factors that could cause actual results, performance or achievements to differ from the forward-looking statements include the risk that the acquisition of Abraxis may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected benefits from the proposed Merger will not be realized, or will not be realized within the anticipated time period; the risk that Celgene’s and Abraxis’ businesses will not be integrated successfully; the possibility of disruption from the Merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); and other risks that are discussed in Celgene’s filings with the Securities and Exchange Commission (“SEC”), such as Celgene’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in Abraxis’ filings with the SEC, such as its Annual Report on Form 10-K, Quarterly Reports on 10-Q and Current Reports on 8-K. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements.
Participants in Solicitations
Celgene, Abraxis and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Abraxis in connection with the Merger. Information regarding Celgene’s directors and officers is available in Celgene’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders and Celgene’s Annual Report on Form 10-K for the year ended December 31, 2009, that were filed with the SEC on April 30, 2010 and February 18, 2010, respectively. Information regarding Abraxis’ directors and executive officers is available in Abraxis’ proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, Abraxis’ Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and Amendment No. 1 to the 2009 Form 10-K, that were filed with the SEC on October 30, 2009, March 12, 2010 and April 20, 2010, respectively. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It
The information contained or incorporated herein by reference in this material shall not constitute an offer of any securities for sale. The acquisition will be submitted to Abraxis’ stockholders for their consideration. In connection with the acquisition, Celgene and Abraxis have filed a registration statement on Form S-4 and a proxy statement/prospectus with the SEC on September 14, 2010 and intend to file other relevant materials with the SEC. Investors and stockholders of Celgene and Abraxis are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Celgene, Abraxis and the Merger.
The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Celgene and Abraxis with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Celgene Corporation, 86 Morris Avenue, Summit, New Jersey, 07901, Attention: Investor Relations, or Abraxis Inc., 11755 Wilshire Blvd., Los Angeles, CA, 90025, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Date: October 8, 2010
To: Abraxis Employees
From: Stephanie R. Werner, Associate Director Benefits and Programs — The Americas
Re: Celgene Corporation 401(k) Plan / Abraxis 401(k) Plan
Celgene recognizes the importance of providing communication to Abraxis employees as early as possible relative to the Celgene Corporation 401(k) Plan. With this in mind, we wanted to take this opportunity to share some essential highlights regarding the Celgene Corporation 401(k) Plan contingent upon finalization of the Celgene / Abraxis merger. Additionally, we have also taken the time to reiterate some important points relative to the Abraxis 401(k) Plan as they may have a bearing on the Celgene Corporation 401(k) Plan. A hard copy of this letter and the accompanying educational material have also been mailed to you from PNC our third party administrator and record keeper for the Celgene Corporation 401(k) Plan.
Celgene 401(k) Plan
Effective immediately Celgene Corporation is working with PNC to establish and expedite all administrative procedures necessary to enable eligible Abraxis employees to participate in the Celgene Corporation 401(k) Plan as of November 1, 2010. To ensure a smooth implementation for your desired elections please be aware of the following enrollment guidelines:
Enrollment Guidelines
•	Enrollment Period — Initial enrollment into the Celgene Corporation 401(k) Plan will be available through the PNC Retirement Directions Website from October 8, 2010 through October 22, 2010.

•	Getting Started — Accessing the PNC website is as easy as visiting www.retirementdirections.com, clicking on “plan participant” and registering by indicating your social security number as your UserID and your password which is your date of birth (MMDD). Access to this site is effective immediately. If you need help navigating the PNC website to enroll you can contact PNC’s customer service center by calling 1-800-374-4631.

•	Helpful Tools and Resources — The attached Retirement Directions Enrollment Booklet contains the following materials to help you understand the plan and facilitate enrollment:
•	Plan Highlights

•	Educational Material

•	Funds Facts Sheet

•	Enrollment Guidelines
Additional details regarding the Celgene Corporation 401(k) Plan can be found in the Summary Plan Description available through the PNC Retirement Directions website at www.retirementdirections.com. You will be provided a copy of the Summary Plan Description following your enrollment in the Plan. If you would like a paper copy of the Summary Plan Description before that time, contact PNC at 1-800-374-4631.

•	Automatic Enrollment Feature — Please note that the Celgene Corporation 401(k) Plan contains an automatic enrollment feature. This means that unless you elect not to participate or to contribute at another rate prior to October 22, 2010, you will automatically be enrolled in the plan at a deferral rate equal to 3% of your eligible compensation effective November 1, 2010. If you do not make an investment election, your investment direction will default to the appropriate T. Rowe Price Retirement Fund based on your projected year of retirement. If you do not want to participate in the Plan at this time, you will need to visit the PNC Retirement Directions website at www.retirementdirections.com and indicate your contribution rate as zero by October 22, 2010.

•	Contributions — Your contributions to the Celgene Corporation 401(k) Plan are permissible for the first time effective November 1, 2010.

•	Maximum Contributions — As you are making your enrollment decisions, please note:
•	IRS contribution maximum(s) for 2010 (i.e. $16,500 maximum for standard contributions and $5,500 maximum for catch-up contributions — combined Pre-Tax and Roth 401(k) contributions) apply to all plans in which you have contributed for the calendar year. Catch up contributions are additional contributions that are permissible for those employees who are OR who reach age 50 during the Plan year.

•	Please note that the contribution maximum is cumulative and DOES NOT start over effective from your date of participation in the Celgene Corporation 401(k) Plan. As always, you may want to consult with your tax advisor on such matters. Catch Up Contributions — Please note that the PNC Retirement Directions Website will record ONE contribution election ONLY. As such, you will need to take into consideration your TOTAL desired contribution election (regular $16,500 and catch up $5,500) when indicating your contribution percentage.
Plan Provision Highlights
•	Vesting — Your prior service with Abraxis will count towards vesting; Employer contributions and earnings on those contributions are 20% vested after 1 year; 40% vested after 2 years; 60% vested after 3 years; 80% vested after 4 years and 100% vested after 5 years. You are always 100% vested in both your salary deferral contributions and the earnings on those contributions.

•	Roth 401(k) Feature — This feature of the Plan allows you to set aside money from your paycheck after it has been taxed, but the money can then grow on a tax-deferred basis and contributions and earnings can eventually be withdrawn tax free.

•	Company Match / Discretionary Contribution — This feature provides for a discretionary match on your Pre-Tax and or Roth Contributions up to the first 6% of eligible compensation. This discretionary match is generally made on an annual basis on behalf of all eligible employees that are actively employed through the end of the year. The Company Match is made in the form of Celgene stock and is typically deposited into your Celgene Corporation 401(k) Account by the end of March. The amount of the match and the decision to make a contribution are evaluated on a year-to year basis based on profitability. Currently Celgene Corporation does not have a per pay period match in place.
Please note that while this memo describes highlights of the Celgene Corporation 401(k) Plan, it does not include every detail or limitation. If there is a disagreement between this memo and the official Plan documents, the Plan documents will control.

Abraxis 401(k) Plan
Vesting, Contributions, Loan Repayments
As you were previously notified by Abraxis, effective October 14, 2010, the Abraxis 401(k) Plan will be terminated. You will retain the ability to make investment direction changes in accordance with plan rules. No employee contributions, company contributions, and new loans will be permitted in the Abraxis 401(k) Plan after October 14, 2010. If you currently have an outstanding loan balance your loan repayments will continue through payroll deduction and will be remitted to the current record keeper, T. Rowe Price, consistent with current procedures. If you take a final distribution from the Plan, you can either repay your outstanding loan balance in full, or else your distribution will be reduced by the amount of the outstanding loan balance and the outstanding loan balance will generally become taxable. In either situation ongoing periodic loan repayments will terminate.
Distributions
Hardship withdrawals and distributions from the Abraxis Plan will continue to be permitted. Rollovers into the Celgene Corporation 401(k) Plan will not be permitted until Celgene receives the IRS approval letter for the Plan termination. Once IRS approval is obtained, if you elect a rollover to the Celgene Corporation 401(k) Plan and have an outstanding loan balance, you will also be able to rollover your loan balance if you so choose. Additional communication will follow once IRS approval is received.
General Benefits Information
Other benefits that were previously available to you as an Abraxis employee will remain in place until further notice.
We look forward to working with you as we manage the transitions for both of the above-mentioned Plans.